SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549

                           Form 12b-25
                   NOTIFICATION OF LATE FILING

Commission File No. 0-27738

/X/ Form 10-K   / / Form 20-F   / / Form 11-K   / / Form 10-Q   / / Form N-SAE

For Period Ended:   September 30, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ending: ____________________________________________

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Read Instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

The JPM Company
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Full Name of Registrant:

N/A
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Former Name if Applicable:

155 North 15th Street
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Address of Principal Executive Office (Street and Number)

Lewisburg, PA 17837
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City, State and Zip Code
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PART II - RULES 12b-25 (b) and (c)

If the Subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be compled. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheets if Needed).


The JPM Company was unable to file its Form 10-K by the December 29, 2000 due date due to an inability to timely obtain all information, including execution of the Fourth Amendment and Modification to Loan Agreement with its bank lenders (which was executed on December 22, 2000), to make full and complete disclosure of its financial results.












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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kevin J. Bratton          570                 524-8532
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   (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).        Yes  /X/         No / /
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
Yes /X/    No / /
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If so, attach an explantion of the  anticipated  change,  both  narratively  and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Company incurred a loss in the year ended September 30, 2000, as compared to net income of $5,296,000, or $.70 per diluted share, in the year ended September 30, 1999.

The JPM Company
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Date:   December 29, 2000

By:     /s/ Kevin J. Bratton
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        Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
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Intentional  misstatement  or  omission  of  fact  constitute  Federal  Criminal
Violation (See 18 U.S.C. 1001).
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